

Mail Stop 3030

April 11, 2018

<u>Via E-mail</u>
Alex Ovadia
Chief Executive Officer
Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

> **Re: Check-Cap Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 4, 2018**
> **File No. 333-224139**

Dear Mr. Ovadia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Angela M. Dowd, Esq.